UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Robert L. Potts

Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

William R. Dougherty

Atif Azher

Naveed Anwar

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

August 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.8%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,209,870 shares of Class A Common Stock outstanding as of May 31, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

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SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.8%2/
14	Type of reporting person (see instructions) CO

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,209,870 shares of Class A Common Stock outstanding as of May 31, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

3 of 9

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons VMW Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 80,000,000 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 80,000,000 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 80,000,000 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 47.3%2/
14	Type of reporting person (see instructions) OO

1/

Includes (i) 20,000,000 shares of Class A Common Stock and (ii) 60,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,209,870 shares of Class A Common Stock outstanding as of May 31, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

4 of 9

SCHEDULE 13D

CUSIP No. 928563402

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 330,678,605 shares of Class A Common Stock1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 330,678,605 shares of Class A Common Stock1/
11	Aggregate amount beneficially owned by each reporting person 330,678,605 shares of Class A Common Stock1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 80.8%2/
14	Type of reporting person (see instructions) IN

1/

Includes (i) 30,678,605 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 109,209,870 shares of Class A Common Stock outstanding as of May 31, 2019, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

5 of 9

Explanatory Note

This Amendment No. 16 (the “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 8, 2016, Amendment No. 2 to the Schedule 13D filed on December 15, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017, Amendment No. 7 to the Schedule 13D (which, among other matters, reported the status of VMW Holdco LLC, an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC (“VMW Holdco”), as a Reporting Person) filed on April 13, 2017, Amendment No. 8 to the Schedule 13D filed on May 10, 2017, Amendment No. 9 to the Schedule 13D filed on August 24, 2017, Amendment No. 10 to the Schedule 13D filed on September 14, 2017, Amendment No. 11 to the Schedule 13D filed on November 3, 2017, Amendment No. 12 to the Schedule 13D filed on February 2, 2018, Amendment No. 13 to the Schedule 13D filed on July 3, 2018, Amendment No. 14 to the Schedule 13D filed on December 26, 2018 and Amendment No. 15 to the Schedule 13D filed on August 14, 2019 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

This Amendment is being filed to report the events described in Item 4 of this Amendment below. There have been no changes in the number of shares of the outstanding Class A Common Stock of VMware, Inc. (“VMware” or the “Issuer”) that may be deemed to be beneficially owned by the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 4 of this Amendment No. 16 with respect to the Merger Agreement (as defined below) and Support Agreement (as defined below) is incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

In connection with the execution of the Merger Agreement (described below), on August 22, 2019, Dell Technologies reached an agreement with VMware to vote for, and support, the Merger Agreement (described below) and the transactions contemplated thereby pursuant to a Support Agreement (described below) that was approved by the Board of Directors of Dell Technologies.

Agreement and Plan of Merger

On August 22, 2019, Pivotal Software, Inc. (“Pivotal”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VMware and Raven Transaction Sub, Inc., a Delaware corporation and wholly owned subsidiary of VMware (“Merger Sub”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Pivotal, with Pivotal surviving as a wholly-owned subsidiary of VMware (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each outstanding share of Class A common stock of Pivotal will be converted into the right to receive $15.00 in cash and (ii) each outstanding share of Class B common stock of Pivotal (other than shares of the Class B common stock of Pivotal held by VMware or its subsidiaries) will be converted into the right to receive 0.0550 shares of VMware Class B common stock in exchange for each share of Pivotal Class B common stock (the “Stock Consideration”).

The Merger Agreement was approved by (i) a special committee of the Board of Directors of VMware (the “VMware Board” and such special committee, the “VMware Special Committee”) and the VMware Board (upon the recommendation of the VMware Special Committee) and (ii) a special committee of the Board of Directors of Pivotal (the “Pivotal Board” and such special committee, the “Pivotal Special Committee”) and the Pivotal Board (upon the recommendation of the Pivotal Special Committee).

In connection with the approval of the Merger Agreement, the Pivotal Board (at the direction of the Pivotal Special Committee) resolved to recommend that Pivotal’s stockholders adopt the Merger Agreement in accordance with the General Corporation Law of the State of Delaware and Pivotal’s Certificate of Incorporation, and by the affirmative vote of the holders of a majority of the Pivotal Class A common stock not owned by VMware or any of its affiliates (the “Majority of the Minority Vote”).

The consummation of the Merger is subject to certain conditions, including, but not limited to, (i) receipt of the Majority of the Minority Vote, (ii) adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding Class A common stock of Pivotal and a majority of the outstanding Class B common stock of Pivotal, (iii) the absence of a Pivotal material adverse effect and (iv) the absence of any order or law prohibiting or making illegal the consummation of the Merger.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 13 and is incorporated by reference herein.

Support Agreement

Concurrently with the execution of the Merger Agreement, on August 22, 2019, VMware entered into a Consent and Support Agreement (the “Support Agreement”) with Dell Technologies, EMC Equity Assets LLC, a wholly-owned subsidiary of EMC (“EMC Equity”, and together with Dell Technologies, the “Dell Stockholders”), VMware and, solely with respect to Sections 5 and 6 therein EMC and VMW Holdco.

Pursuant to the Support Agreement, the Dell Stockholders agreed, among other matters and subject to the terms and conditions therein, in their capacity as holders of shares of Pivotal, to vote (i) in favor of (a) adopting the Merger Agreement, the Merger and each of the actions contemplated by the Merger Agreement and (b) the approval of any proposal to adjourn or postpone a meeting of Pivotal’s stockholders if there are not sufficient votes to adopt the Merger Agreement and the Merger on the date on which the meeting of the stockholders of Pivotal is held, and (ii) against any proposal, transaction, agreement or action, without regard to the terms of such proposal, transaction, agreement or action made in opposition to, in competition with or inconsistent with, the Merger Agreement, the Merger or any other transactions contemplated thereby (the “Voting Obligations”).

The Dell Stockholders also agreed to certain restrictions on transfer of their shares of the Class B common stock of Pivotal as further set forth in the Support Agreement (the “Transfer Restrictions”).

Pursuant to the Support Agreement, EMC and VMW Holdco, acting in their capacity as the holders of all of the outstanding shares of Class B common stock of VMware, irrevocably consented to VMware entering into the Merger Agreement and the consummation of the transactions contemplated thereby (the “VMware Consent”) pursuant to VMware’s Certificate of Incorporation and the Master Transaction Agreement, copies of which have been previously filed by VMware as Exhibit 3.1 to VMware’s Quarterly Report on Form 10-Q, filed on June 9, 2017 and Exhibit 10.1 to VMware’s Annual Report on Form 10-K, filed on March 29, 2018, respectively.

The Support Agreement will generally terminate upon the earliest to occur of (i) the Effective Time and (ii) the valid termination of the Merger Agreement in accordance with Article VII of the Merger Agreement, except that certain sections of the Support Agreement relating to the Voting Obligations, the Transfer Restrictions, the VMware Consent and certain other sections, as further set forth in the Support Agreement, will terminate upon the earliest to occur of (a) the Effective Time, (b) the valid termination of the Merger Agreement in accordance with Article VII of the Merger Agreement, (c) certain adverse amendments to the Merger Agreement (as further described in the Support Agreement) and (d) either the Pivotal Board or the Pivotal Special Committee changing its recommendation to the Pivotal stockholders to vote in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement in accordance with Section 5.3 of the Merger Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed herewith as Exhibit 14 and is incorporated by reference herein.

VMware Stockholder Approval of the Issuance of the Stock Consideration to the Reporting Persons

Immediately following the execution of the Merger Agreement, on August 22, 2019, EMC and its wholly-owned subsidiary, VMW Holdco, as the direct holders of shares of Class B common stock of VMware, consented in writing to the issuance of the Stock Consideration by VMware, as required by Section 312.03 of the New York Stock Exchange Listed Company Manual.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 4 of this Amendment No. 16 with respect to the Merger Agreement and Support Agreement is incorporated by reference into this Item 6.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 13 – Agreement and Plan of Merger, dated as of August 22, 2019, by and among VMware, Inc., Raven Transaction Sub, Inc. and Pivotal Software, Inc. (exhibits and schedules omitted).

Exhibit 14 – Consent and Support Agreement, dated as of August 22, 2019, by and among VMware, Inc., Dell Technologies Inc., EMC Corporation, EMC Equity Assets LLC and VMW Holdco LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2019

DELL TECHNOLOGIES INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President, Corporate Securities & Finance Counsel and Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

VMW HOLDCO LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and Assistant Secretary

MICHAEL S. DELL

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Attorney-in-Fact